Exhibit 99.1

Cango Inc. Completes US$65 Million Strategic Investment and Secures US$10 Million Convertible Note Financing to Strengthen Financial Position and Drive AI and Energy Expansion

Dallas, Texas, April 1, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced two significant capital transactions: the closing of a US$65.0 million strategic investment from members of Company leadership, and the execution of a US$10.0 million convertible note financing agreement with DL Holdings Group Limited (HKEX: 1709) ("DL Holdings"), a Hong Kong-listed financial services group. The Company and DL Holdings have also entered into a memorandum of understanding ("MOU") establishing a forward-looking strategic cooperation framework.

Closing of US$65.0 Million Strategic Investment

Pursuant to the definitive investment agreements previously announced on February 12, 2026, the Company issued and sold an aggregate of 49,242,424 Class A ordinary shares (the "Class A Ordinary Shares") to two entities, each wholly-owned by Mr. Xin Jin, Chairman of the Company's board of directors, and Mr. Chang-Wei Chiu, a director of the Company, respectively. The transaction closed on March 31, 2026, generating net proceeds equivalent to US$65.0 million, settled in USDT. This investment underscores the leadership team's confidence in Cango's strategic direction and long-term growth outlook while substantially reinforcing its capital structure.

US$10 Million Convertible Note Financing and Strategic Partnership with DL Holdings

Separately, the Company entered into a securities purchase agreement (the "SPA") with DL Holdings, a Hong Kong-listed financial services group, marking a significant milestone in establishing the foundation for sustained strategic collaboration between the two companies. Pursuant to the SPA, the Company issued and sold to DL Holdings (i) a convertible note in the principal amount of US$10,000,000 (the "Note") and (ii) a warrant to purchase up to 370,370 Class A Ordinary Shares at an exercise price of US$2.70 per Class A Ordinary Share, subject to adjustment as provided therein (the "Warrant").

The Company intends to use the proceeds from the Note issuance for its potential upstream acquisitions and to support its expansion into AI and computing infrastructure.

In addition, the Company entered into an MOU with DL Holdings, outlining a proposed strategic cooperation framework. Under the MOU, DL Holdings has expressed its intention to make one or more strategic investments along with the Company, with an aggregate potential value of up to US$10 million. The contemplated investments are aimed at supporting the Company's initiatives in cryptocurrency mining facilities and artificial intelligence. Any such investment would be subject to satisfactory due diligence and the execution of definitive binding agreements. Except for certain customary provisions, the MOU does not create legally binding obligations.

Mr. Chang-Wei Chiu, a director of the Company who beneficially owns approximately 11.99% of Class A Ordinary Shares through entities controlled by him, also holds approximately 3.12% of the issued shares of DL Holdings through a separate controlled entity.

Key Terms of the Convertible Note and Warrant

The initial maturity date of the Note is April 1, 2028, subject to certain optional extensions. The initial conversion price is US$1.62 per Class A Ordinary Share, subject to adjustment as provided therein. The Note does not accrue any interest, other than customary interests that become payable upon an event of default. The holder of the Note may, at its option, convert all or part of the Note into Class A Ordinary Shares at any time from April 1, 2027 until maturity. Class A Ordinary Shares issued upon conversion will be subject to customary lock-up restrictions. The Company has the right to redeem all or part of the outstanding principal of the Note for cash at the applicable redemption price, subject to certain conditions, including that the trading price of the Class A Ordinary Shares exceeds 130% of the conversion price for a specified period prior to redemption. The Warrant is exercisable immediately upon issuance, in whole or in part, and will expire on April 1, 2028.

These transactions are key steps in executing the Company's previously disclosed financial strategy entering 2026: to strengthen its balance sheet, reduce leverage, and secure liquidity for its pivot toward AI infrastructure.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. These statements are based on Cango's current expectations and assumptions and are not guarantees of future performance. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com